

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

Via e-mail
 J. Miguel Fernandez De Castro
Chief Financial Officer
ExamWorks Group, Inc.
3280 Peachtree Road, N.E.
Suite 2625
Atlanta, GA 30305

> **Re: ExamWorks Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 4, 2012**
> **File No. 333-180549**

Dear Mr. Fernandez De Castro:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed on April 4, 2012

Incorporation by Reference, page 77

Current Report on Form 8-K filed on April 4, 2012

1.   We note that you combined the financial information of the parent company with its guarantor subsidiaries on the basis that the parent company financial information is not deemed material. The Rule 3-10(f) of Regulation S-X requirement to separately present the parent company financial information partly serves to provide financial information in sufficient detail to allow investors to determine the assets, results of operations and cash flows of each of the consolidating groups. Please revise to separately present the financial information of the parent company apart from the guarantor subsidiaries.

2.   It appears you have presented the alternative disclosure allowed by paragraph 1 to Rule 3-10(f) of Regulation S-X for 2009. If so, please confirm and also revise Note 14 to provide all disclosures required by paragraph 1 including the disclosure, if true, that the parent company has no independent assets or operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining